Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Pinterest, Inc. for the registration of its debt securities, Class A common stock, preferred stock; and warrants and to the incorporation by reference therein of our reports dated February 4, 2021, with respect to the consolidated financial statements of Pinterest, Inc., and the effectiveness of internal control over financial reporting of Pinterest, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
April 27, 2021